[Letterhead of Sutherland Asbill & Brennan LLP]

January 25, 2013

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Preliminary Proxy Statement on Schedule 14A filed on January 14, 2013
File No. 1-33901

Dear Mr. Rupert:

On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 22, 2013 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 14, 2013. The Staff’s comments are set forth below and are followed by the Company’s responses. The revision referenced in the Company’s response has been included in the Company’s definitive proxy statement on Schedule 14A (File No. 1-33901) (the “Definitive Proxy Statement”), filed concurrently herewith.

Proposal 3—Approval of Amendment to Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock (page 20)

1.	Please explain the circumstance where an issuance of additional shares of common stock would dilute the net asset value per share of existing common stockholders.

The Company has revised the disclosure accordingly. See page 20 of the Definitive Proxy Statement.

General

2.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Proxy

Mr. Kevin Rupert

January 25, 2013

Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas